SUB-ITEM 77M:
Effective June, 25, 2004 the Progressive Return Fund, Inc.
(the "Fund" or "PGF") merged with and into the Cornerstone
Strategic Value Fund, Inc.("CLM"), which was a tax-free merger. Subsequently to the Board of Directors approving the merger, the shareholders of the Fund approved it on June 25, 2004. The terms of the merger were as follows,
(i)CLM was the surviving corporation (ii)each share of common stock of the Fund converted into an equivalent dollar amount of full and fractional shares of common stock of CLM based on the relative net asset value per share of the Fund and CLM on the business day preceding the day on which the Fund was consummated, (iii)each
Fund stockholder participating in the Fund's dividend reinvestment plan received fractional shares of CLM based on the relative net asset value per share of the Fund and CLM on the business day preceding the day on which the Fund merger was consummated, (iv) the Fund's stockholders that did not participate in the Fund's dividend reinvestment plan did not receive fractional shares, rather CLM's transfer agent aggregated all fractional shares, selling the resulting full shares on the American Stock Exchange, LLC at the then current price and remitted the proceeds to PGF stockholders in proportion to their fractional shares.

In connection with the merger, CLM issued that number of shares that have an aggregate net asset value equal to the aggregate net asset value of the outstanding shares of PGF. Each PGF stockholder received shares of CLM having an aggregate net asset value equal to the aggregate net asset value of the stockholder's
PGF shares at the close of business on the day before the effective date of the merger.